June 30, 2011

Jessica Plowgian

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Digagogo Ventures Corp.

Form 8-K/A

Filed June 9, 2011

File No. 333-166494

Dear Ms. Plowgian:

Digagogo Ventures Corp., a Delaware corporation (the “Company”), has received and reviewed your comment letter dated June 16, 2011, pertaining to the Company’s Form 8-K/A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 9, 2011.

Per our discussion today, we hope to submit our written reply to the Commission no later than July 8, 2011, as the Company is still working on its reply.  We apologize for the delay in responding to the comment letter.

In connection with the comments in your letter, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we apologize for our delay.  Please do not hesitate to contact us if you have any questions or comments in regard to this letter or the information contained herein.

Very truly yours,

DIGAGOGO VENTURES CORP.

/s/ Fernando Londe

Fernando Londe

President and Chief Executive Officer

DIGAGOGO VENTURES CORP.

2011 Courtside Lane, Suite 101

Charlotte, NC 28270